April 18, 2005	CaminoSoft Corp 600 Hampshire Road, #105 Westlake Village, CA 91361 Tel (805) 370-3100 Fax (805) 370-3200 www.caminosoft.com

Craig Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CaminoSoft Corp. File no. 033-064534-LA
Form 10-KSB: For the Year Ended September 30, 2004
Form 10-QSB: For the Quarterly Period Ended December 31, 2004

 Dear Mr. Wilson:

On behalf of CaminoSoft Corp. (“CaminoSoft” or the “Company”), we hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated April 5, 2005.

Annual Report on Form 10-KSB for the Year Ended September 30, 2004

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.
You indicate in your response to our comment no. 3 that you do not have any multiple element arrangements and your software arrangements always include one year of support and update. Considering your software arrangements always include software, support and updates it would appear that your software arrangements have multiple elements. Help us understand why your software arrangements, which include software, support and updates are not multiple element arrangements. Specifically address your consideration of paragraph 9 of SOP 97-2 in your response. We refer you to paragraphs 9 and 34-72 of SOP 97-2.

Company Response:

In the Company’s prior response to comment number 3, we indicated that we did not have multiple element arrangements. However, upon further review of SOP 97-2, the Company has concluded that certain of its sales contain multiple element arrangements. The Company notes that SOP 97-2, provides that the fee for each item making up the multiple elements should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. SOP 97-2 provides that one form of vendor-specific objective evidence of fair value is the price charged when the same element is sold separately. Based on this definition of vendor-specific objective evidence, the Company has properly allocated the revenue between the product and support items based on the individual list price of each element of the arrangement.

The sales of both product and service are based on an evidence of an arrangement (almost always a purchase order specific to the purchase of either software or annual service or both listed separately). In the case of product, the Company recognizes revenue when delivery has occurred. In either a product or annual service sale the Company’s fee is fixed and determinable. All sales are based on the individual clients credit terms, based on history and outside credit information, therefore the Company believes collectibility is probable. The Company’s software product sales do not require significant production, modification, or customization and can be installed and operated by a client with out any further interface with the Company. Therefore the Company recognizes product revenue after receipt of a purchase order, delivery of the product with a fixed fee, with credit terms normally net 30 days based on the clients credit worthiness, which makes collection probable. Other services are recognized when the services are rendered. Annual support services revenue is recognized ratably over the term of the contract period.

2.
It does not appear from your response to our comment no. 3 that you have established VSOE for the fair value of your perpetual software licenses, considering “all” software license arrangements include one year of support and updates. Tell us whether you have established VSOE for your perpetual licenses pursuant to paragraph 10 of SOP 97-2. If you have not established VSOE for your perpetual software licenses, confirm that you are recognizing revenue in accordance with the residual method. Tell us how you have considered SOP 98-9 in applying the residual method, if applicable, and specifically address your consideration of paragraphs .06 a and b. Revise your revenue recognition policy as needed.

Company Response:

The Company has established VSOE for both its product and services. Each item on the Company’s price list can be sold with other products or annual service or on a stand-alone basis. Sales of a perpetual software license for our products can be made on a stand-alone basis without a service contract or as in virtually all of the sales of these licenses can be sold with an annual service contract. Each product and the annual service for each product have a consistent list price. Many clients purchase additional server licenses for use after the initial sale. These licenses are sold for the same list price as the initial sale and the same list price with or with out an annual service contract. After the initial sale of product and annual service the clients will purchase a second year of annual service based on the same list price for annual service as the first year of service. Most clients renew service contracts for the duration of their use of the product. Therefore, we sell annual service year after year to clients based on the same price as the initial year creating VSOE for the annual service contracts. As defined in SOP 97-2, one example of vendor-specific objective evidence of fair value is the price charged when the same element is sold separately. Based on this definition of vendor-specific objective evidence, the Company has properly allocated the revenue between the product and support items based on the individual list price.

As the Company has established VSOE for both the product and the service, it does not recognize revenue in accordance with the residual method. Notwithstanding the foregoing, the Company believes its revenue recognition policy would remain the same. There is vendor-specific objective evidence of the fair values of all undelivered elements in the arrangements as noted above. In this regard, if a fee were recognized using the residual method, the arrangement fee is recognized as follows: (a) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Based on this method, the revenue amount of the initial sale for the undelivered element (the annual service) would be taken ratably over the term of the contract. The remaining balance of the sale, which would be for the perpetual software license, would be recognized when the applicable revenue recognition criteria under the SOP are met; evidence of an arrangement to purchase the product exist, the delivery has occurred, the price is fixed and determinable based on the list price for the product, and based on credit policies, collectibility is probable. Therefore the Company would recognize the revenue for each individual item the same way as dictated by the current revenue recognition policy. However, since the Company is not utilizing the residual method, we feel it would not be proper to change our revenue recognition policy.

3.
We note from your response to comment no. 3 that product support is based on a percentage of new product license fees and support can be purchased separately. Considering your response refers specifically to product support as a percentage of license fees, confirm that “updates”, which include unspecified upgrades, maintenance releases and patches, are included in your product support fee. Tell us the fee or range of fees, as a percentage of “new” license fees, for product support included with you software arrangements, product software renewals stipulated in your software arrangements and for product support sold separately. We may have further comments based on your response.

Company Response:

Unspecified upgrades, or patches, are included in our product support fee. The Upgrades are deliverable only on a when-and-if-available basis and as defined in SOP 97-2, are considered PCS. Vendor-specific objective evidence does exist for these services in the aggregate as described above; however, no vendor-specific objective evidence exists for the unspecified upgrades on a stand-alone basis. When-and-if-available deliverables should be considered in determining whether an arrangement includes multiple elements; however, SOP 97-2 states that if sufficient vendor-specific objective evidence does not exist for the allocation of revenue to the various elements of the arrangement, and if the only undelivered element in an arrangement is PCS, the entire fee should be recognized ratably. Because the timing, frequency, and significance of unspecified upgrades can vary considerably, the point at which unspecified upgrades are expected to be delivered should not be used to support income recognition on other than a straight-line basis. As such, the Company has recognized the product support fee consisting of PCS and unspecified upgrades ratably over the service contract period.

4.
We note from your response from our comment no. 7 that the relative fair values of debt and warrants were allocated at the time of issuance. It is not evident from your response whether the $750,000 of proceeds from this issuance were allocated to warrants and debt based on their relative fair values. Supplementally, provide your computation for allocating the proceeds from this issuance to warrants and debt. In your computation clearly indicate the interest rate you utilized in arriving at the fair value of the debt without warrants. Also provide your computations for allocating proceeds from any other issuances of debt, which included warrants or other equity instruments. We refer you to paragraphs 15 and 16 of APB 14.

Company Response:

The computation for allocating the proceeds from the issuance to warrants and debt was as follows:

July 2004
	Allocation of		Allocation of
	Fair Value		Proceeds

Fair Value of Warrants	$500,000	42%	$312,500
Fair Value of Debt	700,000	58%	437,500
	$1,200,000	100%	$750,000

The value of the warrants was based on the Black-Scholes calculation resulting in a fair value of approximately $500,000. The fair value of the debt without warrants was discounted based on an interest rate of 10% rather than the stated rate of 7%.

In August 2002, a warrant to purchase 500,000 shares of common stock, previously issued to Renaissance Capital Group, Inc., was extended three years in conjunction with and as a requirement to anticipated additional financing for the Company. The estimated value based on the Black-Scholes calculation of $176,224 was allocated in full to the warrant at the time it was extended since there was neither debt issued nor proceeds.

In December 2002, the Company issued a 6% convertible debenture for up to $1,000,000 to Renaissance Capital Group, Inc. The Company made monthly draws based on cash flow to replenish operating funds and the full amount was drawn during fiscal year 2003.

5.
In your response to our prior comment no. 7 you confirm that you will “re-class” debt discount in future filings. Supplementally provide the amounts classified in deferred financing costs that relate to debt discount as of September 30, 2004 and 2003 and each interim period for 2005, 2004 and 2003 and the issuances to which they relate. In your response include your assessment of the materiality of the “re-class” for all the aforementioned periods pursuant to SAB Topic 1M. Also specifically address your consideration of the impact of the “re-class” on any debt covenants.

Company Response:

The amounts classified in deferred financing costs that relate to debt discount are as follows:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	December 31,	March 31,	June 30,	September 30
	2002	2003	2003	2003
August 2002 issuance	$176,224	$161,539	$146,854	$132,169
July 2004 issuance	--	--	--	--
	$176,224	$161,539	$146,854	$132,169

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	December 31,	March 31,	June 30,	September 30
	2003	2004	2004	2004
August 2002 issuance	$117,484	$102,799	$88,114	$73,429
July 2004 issuance	--	--	--	285,957
	$117,484	$102,799	$88,114	$359,386

Quarter Ended
December 31,
2004
August 2002 issuance	$58,744
July 2004 issuance	246,963
305,707

The Company considered the relevant facts and circumstances in assessing the materiality of “re-class” for the previous periods.

The factors included:

•	Whether the misstatement masks a change in earnings or other trends
•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
•	Whether the misstatement changes a loss into income or vice versa
•	Whether the misstatement has the effect of increasing management’s compensation

The resulting re-class is a balance sheet only adjustment and would not affect net losses, loss per share or cash flows for the pervious periods.

•	Compliance with loan covenants or other contractual requirements

The resulting re-class would not affect any loan covenants.

In addition, the amounts of the previously classified deferred financing costs were clearly identified in the balance sheet and not buried in another line item. Furthermore, the footnotes clearly disclose the nature and amounts of such costs as well as the accounting treatment, including the method and timing of the subsequent amortization. The Company believes that a reasonable person relying upon the previously filed financial reports would not have been influenced by the correction of this item.

All questions and comments regarding the foregoing can be addressed to David Ficksman on (310) 789-1291 or the undersigned on (805) 370-3100.

Kind regards,

Stephen W. Crosson
Chief Financial Officer
CaminoSoft Corp.
cc: David Ficksman
Sheri Watts
Michael Skelton
Martin Casaus